Flamel Technologies Announces $15 Million Debt Financing to Advance R&D Efforts

Announces Appointment of Gregg Stetsko as Vice President, Research & Development

LYON, FRANCE – February 7, 2013 – Flamel Technologies (NASDAQ: FLML) today announced that it has completed a USD$15 million debt financing with Deerfield Management, a current Flamel shareholder. This financing will allow the Company to continue its investment in R&D projects going forward. The interest rate on the debt is 12.5% and the debt must be repaid over four years, with the initial payment of principal and accrued interest due in 18 months. Deerfield Management will also receive a 1.75% royalty on net sales of products resulting from the R&D projects of the former Éclat Pharmaceuticals, subject to required regulatory approvals and sales of these products.

“This additional financing from Deerfield Management will provide Flamel with the means to advance our extensive R&D portfolio in both the U.S. and France as we continue to work to build a world-class specialty pharmaceutical business, and also demonstrates Deerfield Management’s confidence in our approach and strategic focus,” said Mike Anderson, Chief Executive Officer of Flamel. “This financing will not result in dilution to our shareholders. We believe that dilution to our shareholders at current levels is unacceptable and was not an option. ”

Flamel also announced today the appointment of Gregg Stetsko as Vice President, Research & Development. Mr. Stetsko has over 30 years of experience in the pharmaceutical business, with roles of increasing responsibility at Sandoz, Sterling Winthrop, Ligand Pharmaceutical, and Amylin, where he was Vice President of Operations and Global Leader for the Amylin-Lilly Exenatide Alliance. More recently, he was Chief Scientific Officer for Eagle Pharmaceuticals and a Principal at Tahoe Consulting. Gregg earned a B.S. degree in Pharmacy from the University of Rhode Island and a Ph.D. in Industrial and Physical Pharmacy from Purdue University.

“Gregg is an excellent addition to our management team, and will be an integral component in achieving our R&D goals,” said Mr. Anderson. “He will bring a unique perspective and expertise to Flamel’s product development activities. We look forward to continuing the expansion of our R&D portfolio with Gregg’s assistance.”

About Flamel Technologies. Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the new hospital-based product under FDA review may not be approved or such approval may be delayed; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transitions may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Investor Contact:

Bob Yedid

ICR Inc.

(646) 277-1250